Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (NovaGold) is dated July 29, 2004 and provides an analysis of NovaGold’s financial results for the three and six months ended May 31, 2004 compared to the same periods in the previous year. The following information should be read in conjunction with the Company’s May 31, 2004 unaudited consolidated financial statements and related notes, and the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the exploration and development of gold properties in North America. NovaGold had $57 million of cash at May 31, 2004, has no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange and the American Stock Exchange (symbol NG).

Results of Operations

The Company had a net loss of $6.5 million (or $0.12 per share) for its second quarter ended May 31, 2004, compared with a net loss of $3.4 million (or $0.08 per share) for the same quarter in 2003. The increase in the quarter’s loss was mainly due to the adoption of the new rules related to the accounting for stock-based compensation (See "Changes to Accounting Policies"). Under these new rules there was a charge for a stock-based compensation of $5.5 million in the quarter with no comparable amount in 2003. The accounting for stock-based compensation includes an equivalent $5.5 million amount in shareholders’ equity, so there is no net effect on shareholders’ equity as a result of this charge. The Company’s net loss before stock-based compensation was $1.0 million (or $0.02 per share) in the quarter compared with a loss of $3.4 million (or $0.08 per share) in 2003. In the quarter there was an increase in net revenues of $0.5 million, a decrease in the write-down of mineral properties of $1.5 million and a reduction of foreign exchange losses of $0.6 million.

Net revenue from the Company’s Nome, Alaska operations and interest income totaled $0.6 million for the second quarter of 2004, compared with $0.1 million in the same period in 2003. The Company completed a number of land sales in the quarter and realized interest income of $0.4 million from its cash holdings.

Expenses were $7.2 million for the second quarter 2004, including the stock-based compensation charge for the second quarter 2004 of $5.5 million, compared with $3.5 million in the same quarter 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.2 million in the quarter due mainly to increased insurance costs, and regulatory, stock exchange and annual reporting costs. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the second quarter of 2004 compared with a loss of $0.7 million in the same period of 2003. The Canadian dollar has been more stable during 2004 resulting in a small foreign exchange loss in the second quarter of 2004.

The Company had a net loss of $6.8 million (or $0.13 per share) for the six months ended May 31, 2004, compared with a net loss of $4.8 million (or $0.11 per share) for the same period in 2003. Stock-based compensation charge during the six months ended May 31, 2004 was $5.5 million compared to nil for the same period in 2003. Wages and benefits, corporate development and communication, and general and administrative costs combined increased by $0.3 million in the six months ended May 31, 2004 compared with the same period in 2003. Professional fees increased by $0.1 million. A foreign exchange loss of $0.1 million was reported in the six

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months ending May 31, 2004 compared to a loss of $1.1 million in the same period of 2003.

Liquidity and Capital Resources

The Company expended $3.0 million on net operating activities during the six months ended May 31, 2004 compared to $5.6 million during the same period in 2003. For both periods, the majority of the cash flow resulted from non-cash working capital changes related mainly to payments to vendors for mineral property exploration and related activities. The Company’s exploration activities are seasonal in nature and programs tend to be completed by November and restart late in the spring.

The Company received net proceeds of $6.1 million from the exercise of stock options and warrants in the six months ended May 31, 2004 compared with $0.4 million for the same period in 2003.

The Company expended $5.4 million on investing activities in the six months ended May 31, 2004 compared with $1.2 million in the same period 2003. The majority of the mineral property expenditures occurred at the Rock Creek and Galore Creek projects. During the six months the Company also expended $1.2 million on investments, the largest being a $1.0 million purchase of shares in Pioneer Metals as part of the option on the Grace property, immediately north of the Galore Creek property.

At May 31, 2004 the Company had working capital of $54.4 million compared with $54.7 million at November 30, 2003.

Selected Financial Data

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03	2/28/03	11/30/02	8/31/02
	$	$	$	$	$	$	$	$

Net revenues	581	735	545	359	129	226	344	563
Loss for the quarter	(6,533)	(294)	(1,537)	(636)	(3,420)	(1,360)	(559)	(810)
Loss per share -
basic and diluted	(0.12)	(0.01)	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)	(0.02)
Expenditures on mineral
properties and related
deferred costs (1)
USA	970	480	2,916	1,942	781	238	6,429	4,619
Canada	1,553	437	(109)	2,745	24	22	0	1
(1) expenditures on mineral properties and related deferred costs are net of recoveries and option payments.

The Company carries out exploration activities in Canada and the United States. Factors that cause fluctuations in the Company’s quarterly results are the timing of the Nome operations sales and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations.

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The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. At May 31, 2004, the Company’s aggregate commitments for operating leases totaled $0.5 million spread evenly over the next five years. The Company has no significant financial or other instruments except that its cash funds are largely invested in high quality commercial or bank paper with a term of less than three months and which may be easily liquidated.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Reclamation Costs
In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase related to assessing the technical feasibility and commercial viability of discovered mineral resources. Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

On December 1, 2003 the Company adopted the revised requirements of Handbook Section 3870 "Accounting for Stock-Based Compensation and Other Stock-Based Payments" whereby the fair value of awards to both employees and non-employees are charged to the income statement. During the three months ended May 31, 2004,

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stock options were granted and a stock-based compensation expense of $5.5 million was recorded.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title in the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Gold Price Volatility
The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Outlook

Currently over $25 million is budgeted to be invested in 2004 on exploration and development programs on the Company’s properties, including $10 million by joint venture partners. This work will include an estimated 40,000 meters of drilling with the majority of the work focused at the Galore Creek, Rock Creek, Ambler, and Donlin Creek Projects. Approximately $4 million of NovaGold’s $15 million share has been incurred as of May 31, 2004.

At the Company’s 100% controlled Galore Creek property the 2004 program will be one of the largest exploration programs in British Columbia with a current budget of over $8 million with at least $5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated. Other work is focused on geotechnical drilling, geophysics, mine and infrastructure planning, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in the first half of 2005. A minimum of 20,000 meters of core drilling is planned in this year’s program. An independent Preliminary Economic Assessment Study is anticipated to be finalized in August 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of

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the concentrate product. This study will also estimate the capital and operating costs, and manpower needs for the project as currently envisioned by NovaGold.

At Donlin Creek, NovaGold’s joint venture partner Placer Dome plans to spend US$6 million in 2004 on engineering and environmental studies for development of the project with no financial contribution required by NovaGold. Ongoing studies have identified feasible alternatives for project access and power supply.

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated with independent engineering firm Norwest Corporation. The company anticipates completing additional in-fill drilling and metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of US$5 million is planned for the development work in 2004 at Rock Creek and a 2,900 meter drill program at the nearby 100% owned Big Hurrah property located outside of Nome.

In March 2004, NovaGold signed a strategic alliance with Rio Tinto in Northwestern Alaska on the Ambler property. The agreement allows NovaGold to earn a 51% interest in this property by expending US$20 million over 12 years of which US$5 million must be incurred in the first 5 years and in the same period NovaGold must obtain memoranda of understanding with certain land owners necessary to provide access for mine development. The initial exploration program for this summer will focus on developing an updated geologic model for the project through detailed re-logging of the existing core, and an initial 2,000 meter core drilling program. A total of US$1.5 million is budgeted for 2004 for the Ambler project.

There have been significant problems this summer in Western Canada and Alaska with forest fires and the resulting smoke. This has delayed and disrupted activities at our Galore Creek, Brewery Creek and Ambler properties. The disruptions for Galore Creek and Ambler have mainly been related to the availability of helicopters, but the smaller $0.5 million drill program at Brewery Creek was shut down early due to the fires that extended several times onto the property and, pending drill results, the Company may resume drilling at Brewery Creek in the fall or next year. The Company does not currently expect that these disruptions will materially affect its exploration program.

On the corporate front, on July 15, 2004 the Company completed the business combination of SpectrumGold Inc. (SpectrumGold) and the Company by way of plan of arrangement. Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. A total of 8,573,518 shares of the Company were issued on July 15, 2004 and the Company assumed existing SpectrumGold options, warrants and a property option under which 1,930,370 shares may be issued to the holders. The transaction will be accounted for using the purchase method, with any excess purchase price being allocated to the Galore Creek project in consolidated mineral properties and related deferred costs.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management Discussion and Analysis but occur elsewhere in the Annual Report as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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